Exhibit 10.18

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 2, 2001, is by and among gForce Systems, Inc., a California corporation (the “Company”), Docent, Inc., a Delaware corporation (“Parent”), Giants Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition”), and Foundation Capital III, L.P., a Delaware limited partnership, as agent for the shareholders and certain noteholders of the Company (the “Shareholder Agent”), who is a party to this Agreement solely with respect to the Sections hereof to the extent they relate specifically to the rights and duties of the Shareholder Agent.

WHEREAS, the Boards of Directors of the Company, Parent and Acquisition have each (i) determined that the Merger (as defined below) is advisable and fair, and in the best interests of their respective shareholders, and (ii) approved the Merger (as defined herein) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, certain affiliates of the Company have executed and delivered to Parent Irrevocable Proxy and Voting Agreements in the form of Exhibit A (the “Voting Agreements”); and

WHEREAS, attached as Exhibit B is an index of the defined terms used herein.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent, Acquisition and the Shareholder Agent hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1. The Merger. At the Effective Time (as defined herein) and upon the terms and subject to the conditions of this Agreement and in accordance with Chapter 11 of the General Corporation Law of the State of California (the “CGCL”) and Subchapter IX of the General Corporation Law of Delaware (the “DGCL”), Acquisition shall be merged with and into the Company (the “Merger”). Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Acquisition shall cease. Parent, as the sole shareholder of Acquisition, hereby approves the Merger and this Agreement.

Section 1.2. Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date: (a) a Certificate of Merger in substantially the form of Exhibit C-1 (the “Certificate of Merger”) shall be duly executed and delivered to the Secretary of State of the State of Delaware for filing in accordance with the DGCL, (b) an Agreement of Merger (the “Agreement of Merger”) substantially in the form of Exhibit C-2 shall be duly executed by the Company and Acquisition and thereafter delivered to the Secretary of State of the State of California for filing pursuant to Section 1103 of the CGCL and (c) the parties shall make such other filings with the Secretary of State of either the State of Delaware or the State of California, as the case may be, as shall be necessary to effect the Merger. The Merger shall become effective at such time as a properly executed Agreement of Merger is duly filed with the Secretary of State of the State of California in accordance with Section 1103 of the CGCL, or such later time as Parent and the Company may agree upon and as may be set forth in the Certificate of Merger and Agreement of Merger, respectively (the time the Merger becomes effective being referred to herein as the “Effective Time”).

Section 1.3. Closing of the Merger. The closing of the Merger (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the parties promptly after satisfaction of all of the conditions set forth in Article 5, at the offices of Gibson, Dunn & Crutcher LLP, 1530 Page Mill Road, Palo Alto, California 94304, unless another time, date or place is agreed to by the parties.

Section 1.4. Effects of the Merger. The Merger shall have the effects set forth in the CGCL and DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities and obligations of the Company and Acquisition shall become the debts, liabilities and obligations of the Surviving Corporation. The Articles of Incorporation and Bylaws of the Company shall be amended and restated to read the same as the Articles of Incorporation and Bylaws, respectively, of Acquisition in effect at the Effective Time, until amended in accordance with applicable law. The directors and officers of Acquisition at the Effective Time shall become the directors and officers, respectively, of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until such directors’ and officers’ successors are duly elected or appointed and qualified.

Section 1.5. Merger Consideration; Cancellation of Shares.

(a) The “Maximum Cash Merger Consideration” shall be equal to Three Million Dollars ($3,000,000) and the “Maximum Stock Merger Consideration” shall be Five Hundred Thousand (500,000) shares of validly issued, fully paid and nonassessable shares of Common Stock of Parent, par value $0.001 per share (the “Parent Common Stock”). The Maximum Cash Merger Consideration and the Maximum Stock Merger Consideration shall be referred to collectively as the “Merger Consideration.” The parties hereto acknowledge that the amount of the Company’s liabilities to its creditors exceeds the Merger Consideration, such that there is no expectation that any portion of the Merger Consideration shall be available for distribution to the Shareholders (as defined herein) in their capacity as shareholders of the Company.

(i) At the Effective Time, the Maximum Cash Merger Consideration shall be payable as follows: (A) in satisfaction of the Company’s secured or unsecured debts and obligations (the “Company Obligations”) to the holders of the Company Obligations (the “Creditors”) as set forth on Schedule 1.5(a)(i)(A); (B) in payment of the Company’s or the Surviving Corporation’s aggregate contractual employment and severance obligations (including applicable tax withholding and payroll taxes) to Carol Morrison, Rich Parenteau, Greg Quental and David Pratt as set forth on Schedule 1.5(a)(i)(B) (collectively, the “Key Employees Severance Payments”); (C) Four Hundred and Fifty Thousand Dollars ($450,000) to be distributed to the employees and consultants of the Company as set forth on Schedule 1.5(a)(i)(C) (such amounts in (A), (B) and (C) shall collectively be referred to herein as the “Cash Payments”); and (D), in the event the Maximum Cash Merger Consideration is an amount greater than the Cash Payments, then such excess amount shall be distributed to the Noteholders in such percentages as set forth in Schedule 1.5(a)(i)(D). On the Closing Date, Parent shall modify Schedule 1.5(a)(i)(A) and Schedule 1.5(a)(i)(B) to reflect any Company Obligations or Key Employees Severance Payments that (x) existed as of the date hereof but were not included or accurately reported as to amount in such Schedule; (y) accrued, were incurred or otherwise came into existence, or were paid, dismissed or otherwise satisfied, between the date hereof and the Closing Date or (z) changed in amount between the date hereof and the Closing Date.

(ii) At the Effective Time, after the payments set forth in Section 1.5(a)(i) have been made, and subject to the provisions of Section 1.7(a), the Maximum Stock Merger Consideration shall be payable in full satisfaction of certain outstanding notes of the Company (the “Notes”) in the percentages set forth on Schedule 1.5(a)(i)(D); provided that, in the event the Cash Payments exceed the Maximum Cash Merger Consideration, such excess shall be satisfied by a cash payment from Parent, and the Maximum Stock Merger Consideration shall be reduced by the number of shares of Parent Common Stock (the “Converted Shares”) equal to the dollar amount of such excess divided by the average of the closing sale prices of the Parent Common Stock on the Nasdaq National Market System (as reported by The Wall Street Journal, or if not reported by the Wall Street Journal, as reported by the consolidated trading system) for the five trading days immediately preceding the date that is three trading days before the Effective Time. All persons listed in Schedule 1.5(a)(i)(D) shall be referred to as “Noteholders.”

(iii) At the Effective Time, the following securities of the Company issued and outstanding, if any, immediately prior to the Effective Time shall, without any action on the part of Parent, Acquisition or the Company or the holder thereof, be cancelled without any consideration as a result of the allocation of the entire Merger Consideration to the Company’s creditors and severance or employee and consultant obligations as set forth above: (A) common stock, par value $.001 per share (“Company Common Stock”); (B) Series A Preferred Stock, par value $.001 per share (“Company Preferred A Stock”); (C) Series B Preferred Stock, par value $.001 per share (“Company Preferred B Stock”); (D) Series C Preferred Stock, par value $.001 per share (“Company Preferred C Stock”); (E) Series D Preferred Stock, par value $.001 per share (“Company Preferred D Stock”, collectively Company Preferred A Stock, Company Preferred B Stock, Company Preferred C Stock and Company Preferred D stock are referred to as the “Company Preferred Stock”); (F) all options to purchase Company Common Stock (“Company Options”) and (G) all warrants to purchase shares of Company Common Stock or Company Preferred Stock (“Company Warrants”); provided that the foregoing shall exclude any Dissenting Shares (as defined below). Each share of Company Common Stock and Company Preferred Stock is referred to as a “Share” and collectively they are referred to as the “Shares“ and each holder of Shares is referred to as a “Shareholder” and collectively such holders are referred to as “Shareholders.”

(b) In the event that the aggregate cash payable pursuant to Section 1.5(a)(i) and (ii) exceeds the amount equal to the sum of the Maximum Cash Merger Consideration and the amount equal to Three Hundred and Seventy Five Thousand (375,000) shares of Parent Common Stock multiplied by the average of the closing sale prices of the Parent Common Stock on the Nasdaq National Market System (as reported by The Wall Street Journal, or if not reported by The Wall Street Journal, as reported by the consolidated trading system) for the five trading days immediately preceding the date that is three trading days before the Effective Time, the amounts payable pursuant to Section 1.5(a)(i) and (ii) above shall be adjusted such that the aggregate cash paid does not exceed such maximum amount. In the event that the sum of (x) the aggregate number of shares of Parent Common Stock issuable pursuant to Section 1.5(a)(ii), (y) the Converted Shares and (z) the Holdback Shares exceed the Maximum Stock Merger Consideration, the number of shares of Parent Common Stock issuable pursuant to Section 1.5(a)(ii) above shall be adjusted such that the aggregate number of Parent Common Stock issued does not exceed the number equal to the Maximum Stock Merger Consideration less the number of Converted Shares and less the number of Holdback Shares.

(c) At the Effective Time each Share held in the treasury of the Company will, by virtue of the Merger and without any action on the part of Acquisition or the Company, be canceled, retired and cease to exist, and no consideration will be delivered in exchange therefor.

Section 1.6. Dissenters’ and Appraisal Rights. Shares that have not been voted for approval of this Agreement and with respect to which a demand for payment and appraisal have been properly made in accordance with Chapter 13 of the CGCL (“Dissenting Shares”), will not be converted into the right to receive that portion of the Merger Consideration, if any, otherwise payable with respect to such Shares after the Effective Time but will be converted into the right to receive such consideration as may be determined to be due for such Dissenting Shares pursuant to the CGCL. If a holder of Dissenting Shares (a “Dissenting Shareholder”) withdraws such holder’s demand for such payment and appraisal or becomes ineligible for such payment and appraisal, then, as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever last occurs, such holder’s Dissenting Shares will cease to be Dissenting Shares and will be converted into the right to receive, that portion of the Merger Consideration, if any, into which such Dissenting Shares would have been converted pursuant to Section 1.5. The Company will give Parent notice of any demand received by the Company from a Dissenting Shareholder for appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demand. The Company agrees that, except with the prior written consent of Parent and Acquisition, or as required under the CGCL, it will not voluntarily make any payment with respect to, or settle or offer or agree to settle, any such demand for appraisal.

Section 1.7. Payment for Notes; Holdback Shares.

(a) On the Closing Date, Parent shall hold back One Hundred and Twenty Five Thousand (125,000) shares of Parent Common Stock (the “Holdback Shares”) otherwise issuable to the Noteholders pursuant to Section 1.5(a), for the benefit of such holders. All the Holdback Shares will be available to Parent as the sole source of satisfaction against which Parent may offset any Losses (as defined in Section 7.2(a)) incurred by the Indemnitees (as defined in Section 7.2(a)) that are subject to indemnification under Article VII; provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any party of any remedy arising by reason of any claim of actual fraud or willful or intentional misrepresentation with respect to this Agreement. In that regard, other than the claims arising out of fraud or willful or intentional misrepresentation, the total liability to the Noteholders shall be limited to the Holdback Shares.

(b) Promptly after the expiration of the Survival Period set forth in Section 7.1(a), Parent will release to the Shareholder Agent the Holdback Shares, less the number of shares of Parent Common Stock equal to (i) the sum of all Losses incurred by the Indemnitees pursuant to Article VII plus the maximum amount claimed under Indemnification Claims pending on the date of the expiration of the Survival Period set forth in Section 7.1(a), as reasonably determined by Parent in its sole discretion, divided by (ii) the average of the closing sale prices of the Parent Common Stock on the Nasdaq National Market System (as reported by The Wall Street Journal, or if not reported by the Wall Street Journal, as reported in the records of the Consolidated Trading System) over the five (5) trading days immediately preceding the date on which the Indemnification Claim is paid. Upon final resolution of any such pending Indemnification Claim pursuant to Article VII, Parent shall release to the Shareholder Agent the Holdback Shares that were withheld due to such resolved Indemnification Claim, less the number of Shares of Parent Common Stock equal to (x) the actual Losses from such resolved Indemnification Claim, divided by (y) the average of the closing sale prices of the Parent Common Stock on the Nasdaq National Market System (as reported by The Wall Street Journal, or if not reported by the Wall Street Journal, as reported in the records of the Consolidated Trading System) over the five (5) trading days immediately preceding the date on which the Indemnification Claim is paid. Any portion of the Holdback Shares not released by Parent to the Shareholder Agent pursuant to the provisions hereof shall represent a reduction in the Maximum Stock Merger Consideration payable to the Noteholders and shall be retained by Parent.

(c) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of shares of capital stock of the Company that were outstanding immediately prior to the Effective Time.

(d) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed, or otherwise delivered, to each person receiving cash or Parent Company Stock under Section 1.5(a)(ii) of this Agreement instructions for execution and delivery of the agreements (in the form required by Parent in its sole discretion) which, immediately prior to the Effective Time, settle the Company’s liabilities to such person or entity. Upon delivery to the Parent of such agreements, duly executed and completed in accordance with the instructions thereto, the Surviving Corporation shall promptly cause to be paid to the persons entitled thereto a check or Parent Common Stock in the amount to which such person is entitled pursuant to Section 1.5, less any required tax withholdings. No interest will be paid or will accrue on the amount payable upon the delivery of such agreements. If payment is to be made to a person other than the Noteholders, it shall be a condition of such payment that the agreement delivered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of such payment or establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

(e) Notwithstanding the foregoing, none of the parties hereto shall be liable to any Noteholder or Shareholder for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law. The Surviving Corporation shall pay all charges and expenses in connection with the exchange of cash for securities of the Company.

(f) No fractions of a share of Parent Common Stock shall be issued in the Merger, but in lieu thereof, each Noteholder otherwise entitled to a fraction (after aggregating all fractions that such holder may be entitled to) of a share of Parent Common Stock shall, upon delivery of agreements required by Section 1.7(d) above, be entitled to receive an amount of cash (without interest) determined by multiplying (x) the average of the closing sale prices of the Parent Common Stock on the Nasdaq National Market System (as reported by The Wall Street Journal) for the five (5) trading days immediately preceding the date that is three days before the Effective Time by (y) the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

Section 1.8. Stock Options. At the Effective Time, each outstanding option to purchase Shares issued pursuant to the Company’s 1997 Stock Plan, or any other agreement or arrangement, whether vested or unvested (an “Option”), shall cease to represent a right to acquire Shares and shall be cancelled automatically. All plans or other agreements and arrangements pursuant to which any Option has been issued or may be issued are referred to herein collectively as the “Company Plans.” The parties hereto agree and acknowledge that none of Parent, Acquisition or Surviving Corporation shall assume or substitute for any Option outstanding under the Company Plans.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each of Parent and Acquisition, subject to the exceptions set forth in the Disclosure Letter (the “Disclosure Letter”) delivered by the Company to Parent in connection herewith (which exceptions shall specifically identify a Section, subsection, paragraph or clause of a single Section or subsection hereof, as applicable, to which such exception relates), that:

Section 2.1. Organization and Qualification; Subsidiaries; Investments.

(a) Organization. Section 2.1(a) of the Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the persons or entities as to whom the Company owns more than 50% of the voting interests or otherwise has the right to direct the management (each, a “Subsidiary”) together with the jurisdiction of incorporation or organization of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock or other equity interests owned directly or indirectly by the Company. All the outstanding capital stock of each Subsidiary is owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction. Each of the Company and Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. The Company has delivered to Parent accurate and complete copies of the Articles of Incorporation and Bylaws or similar charter documents, as currently in full force and effect, of the Company and Subsidiaries.

(b) Qualifications. Each of the Company and Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. For purposes of this Agreement, the term “Material Adverse Effect on the Company” means any change in, or effect on the Company or Subsidiaries (i) that is materially adverse to the operations, assets or liabilities, earnings or other results of operations, the condition (financial or otherwise) or prospects of the Company and Subsidiaries, taken as a whole; or (ii) that would reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(c) Other Interests. Section 2.1(c) of the Disclosure Letter sets forth a true and complete list of each equity investment made by the Company or Subsidiaries in any person other than the Subsidiaries (“Other Interests”). The Other Interests are owned directly or indirectly by the Company, in each case free and clear of all Liens.

Section 2.2. Capitalization of the Company and its Subsidiaries.

(a) The authorized capital stock of the Company consists solely of (i) Three Hundred and Fifty Million (350,000,000) shares of authorized Company Common Stock, of which Eleven Million Nine Hundred Forty-Four Thousand Nine Hundred Forty-One (11,944,941) shares are issued and outstanding on the date hereof, and (ii) One Hundred Seventy-One Million Six Hundred Seventy-Eight Thousand Three Hundred Thirty (171,678,330) shares of authorized preferred stock, of which (v) Five Million One Hundred Sixty-Six Thousand Six Hundred and Sixty-Five (5,166,665) shares have been authorized and designated as the Series A Preferred Stock, Five Million One Hundred Thirty-Three Thousand Three Hundred Thirty-Two (5,133,332) shares of which are issued and outstanding on the date hereof, (2) Four Million Two Hundred Eleven Thousand Six Hundred Sixty-Five (4,211,665) shares have been authorized and designated as the Series B Preferred Stock, Four Million One Hundred Sixty-Six Thousand Six Hundred Sixty-Five (4,166,665) shares of which are issued and outstanding on the date hereof, (x) Twelve Million Three Hundred Thousand (12,300,000) shares have been authorized and designated as the Series C Preferred Stock, Eleven Million Three Hundred Sixty-Two Thousand Seventy-Two (11,362,072) shares of which are issued and outstanding on the date hereof, (y) One Hundred and Fifty Million (150,000,000) shares have been authorized and designated as the Series D Preferred Stock, none of which are issued and outstanding on the date hereof, and (z) no other shares have been authorized or designated as a series or are issued and outstanding as the date hereof.

(b) All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and not subject to preemptive rights created by statute, the Articles of

Incorporation or Bylaws of the Company, any agreement to which the Company is a party or by which it is bound or otherwise. As of the date hereof, an aggregate of 59,513,584 shares of Common Stock were reserved for issuance and 25,439,000 are issuable upon or otherwise deliverable in connection with the exercise of outstanding Options. Except as set forth above, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of the Company and (ii) no securities (including options and warrants) or other contractual obligations of the Company or Subsidiaries directly or indirectly convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of the Company or Subsidiaries. All of the outstanding Shares and Options (collectively, the “Company Securities”) were issued in compliance with the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws. There are no outstanding rights or obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities except for rights of the Company to repurchase unvested shares or cancel unvested options issued to employees and consultants in the event of their termination. Except as set forth in Section 2.2(b) of the Disclosure Letter, there are no shareholder agreements, voting trusts or other arrangements to which the Company is a party or by which it is bound, and to its knowledge (except for the Voting Agreements) there are no other agreements, voting trusts or other arrangements or understandings, relating to the voting or registration of any shares of capital stock or other voting securities of the Company or any Subsidiary. No Company Securities are owned by the Company or any Subsidiary. Each stock option issued by the Company that has purported to be an “incentive stock option” has at all times while such option was outstanding qualified as an “incentive stock option” as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), and at all times prior to the exercise or cancellation thereof was held by a person whose exercise of such stock option would be governed by Section 421(a) of the Code (determined without regard to Section 422(a)(1) of the Code).

Section 2.3. Authority Relative to this Agreement; Recommendation; Vote Required. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all the members of the Company’s Board of Directors present at a meeting duly noticed and where quorum exists (the “Company Board”), and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, except the approval and adoption of this Agreement by the holders of a majority of the outstanding shares of the Company Preferred A Stock, the Company Preferred B Stock, the Company Preferred C Stock and the Company Preferred D Stock, if any, voting together as a single class, the holders of a majority of the Company Common Stock, voting together as a single class and the holders of a majority of the Shares, voting together as a single class. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Acquisition, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity. The Company Board has, at a meeting duly noticed and where quorum exists, resolved to recommend that the Shareholders approve and adopt this Agreement and the transactions contemplated hereby.

Section 2.4. Financial Statements. The Company has delivered to Parent copies of consolidated financial statements (the “Financial Statements”), as set forth in Section 2.4 of the Disclosure Letter, as follows: (i) an audited balance sheet of the Company at September 30, 2000, and the related statement of income for the fiscal year ended September 30, 2000 and (ii) an unaudited balance sheet of the Company at August 31, 2001 and the related statement of income for the eleven months ended August 31, 2001. The balance sheet of the Company at August 31, 2001 is referred to herein as the “Company Balance Sheet” and the date thereof is referred to herein as the “Balance Sheet Date.” The statements of income included in the Financial Statements do not contain any items of special or nonrecurring revenue or any other income not earned in the ordinary course of business except as expressly specified therein, and such Financial Statements include all adjustments, which consist only of normal recurring accruals, necessary for a fair presentation. The Financial Statements have been prepared in all material respects in accordance with U.S. generally accepted accounting principles consistently applied and maintained throughout the periods indicated and fairly present the consolidated financial condition of the Company at their respective dates and the results of its operations for the periods covered thereby subject to normal year-end adjustments and except that unaudited financial statements do not contain all required footnotes.

Section 2.5. Information Supplied. None of the information included in the information statement relating to the meeting of the Shareholders to be held (or solicitation of an action by written consent of Shareholders) in connection with the Merger (the “Information Statement”) will, at the date delivered to the Shareholders and at the time of the meeting of the Shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Information Statement will comply as to form in all material respects with all applicable provisions of the CGCL.

Section 2.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the Securities Act, state securities or blue sky laws, any filings under similar merger notification laws or regulations of foreign Governmental Entities, the filing and recordation of the Agreement of Merger as required by the CGCL and the filing and recordation of the Certificate of Merger as required by the DGCL, no filing with or notice to, and no permit, authorization, consent or approval of, any United States (federal, state or local) or foreign court or tribunal, governmental or regulatory body, labor organization or administrative agency or authority (each, a “Governmental Entity”) is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws (or similar governing documents) of the Company or Subsidiaries, (ii) result in a violation or breach of, permit another party thereto to reprise or otherwise renegotiate, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any Contract to which the Company or Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, except in those circumstances where the Liability to the Company and Subsidiaries would not reasonably be expected to exceed $10,000 individually or $25,000 in the aggregate, or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or Subsidiaries, or any of their respective properties or assets, except in those circumstances where the aggregate Liability to the Company and Subsidiaries would not reasonably be expected to exceed $10,000 individually or $25,000 in the aggregate.

Section 2.7. No Default. Neither the Company nor any Subsidiary is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (i) its Articles of Incorporation or Bylaws, (ii) any Contract to which the Company or Subsidiaries is now a party or by which it or any of its properties or assets may be bound, except in those circumstances where the aggregate Liability to the Company and Subsidiaries would not reasonably be expected to exceed $10,000 individually or $25,000 in the aggregate, or (iii) any order, writ, injunction or decree of any Governmental Entity applicable to the Company or Subsidiaries or any of its properties or assets, except in those circumstances where the aggregate Liability to the Company and Subsidiaries would not reasonably be expected to exceed $10,000 individually or $25,000 in the aggregate.

Section 2.8. No Undisclosed Liabilities; Absence of Changes. Neither the Company nor any Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by U.S. generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company (including the notes thereto), other than liabilities and obligations reflected on the Company’s Balance Sheet or incurred in the ordinary course of business consistent with past practices after such date. Except as set forth on Section 2.8 of the Disclosure Letter and the Key Employees Severance Payments, neither the Company nor any Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise in an amount exceeding $10,000 individually or $25,000 in the aggregate. Since the Balance Sheet Date, there have been no events, changes or effects with respect to the operations, assets or liabilities (including contingent liabilities), earnings or other results of operations or the condition (financial or otherwise) of the Company or Subsidiaries that have had or reasonably would be expected to have a Material Adverse Effect on the Company. Except as set forth on Section 2.8 of the Disclosure Letter, since the Balance Sheet Date, the Company and Subsidiaries have conducted their respective businesses in all material respects only in accordance with its ordinary and usual course of business, consistent with past practice. Since the Balance Sheet Date, there has not been any:

(a) damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or Subsidiaries, whether or not covered by insurance;

(b) declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or Subsidiaries or any repurchase, redemption or other acquisition by the Company or Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or Subsidiaries;

(c) amendment of any term of any outstanding security of the Company or Subsidiaries;

(d) incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money, or creation or assumption by the Company or any Subsidiary of any Lien on any asset;

(e) loan, advance or capital contribution made by the Company or any Subsidiaries or to, or investment in, any person other than (i) loans or advances to employees in connection with business-related travel, and (ii) loans, advances or capital contributions to, or investments in, wholly-owned subsidiaries, and in each case made in the ordinary course of business consistent with past practices;

(f) transaction or commitment made, or any Contract entered into, by the Company or any Subsidiary relating to its respective assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any Subsidiary of any contract, agreement or other right, in either case, material to the Company or Subsidiaries, taken as a whole;

(g) change by the Company or any Subsidiary in any of its respective accounting principles, practices or methods; or

(h) increase in the compensation payable or that could become payable by the Company or Subsidiaries to (i) officers of the Company or any Subsidiary or (ii) any employee of the Company or Subsidiaries.

Section 2.9. Litigation. There are no suits, claims, actions, proceedings or investigations pending or, to the Company’s knowledge, overtly threatened against the Company or Subsidiaries or any of their respective properties or assets (including Intellectual Property). Neither the Company nor any Subsidiary is subject to any outstanding order, writ, injunction or decree of any Governmental Entity that would reasonably be expected to result in any Liability to the Company or Subsidiaries.

Section 2.10. Compliance with Applicable Law. The Company and Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (collectively, the “Company Permits”). Each of the Company and Subsidiaries is in compliance with the terms of the Company Permits held by it, except where the failure so to comply would not, individually or in the aggregate, result in any charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or Subsidiaries exceeding $10,000. The businesses of the Company and Subsidiaries are being conducted in compliance with all applicable laws, ordinances and regulations of all Governmental Entities, except as would reasonably be expected to give rise to a Liability in an amount less than $10,000 to the Company and Subsidiaries. No investigation or review by any Governmental Entity with respect to the Company or Subsidiaries is pending or, to the Company’s knowledge, overtly threatened.

Section 2.11. Employee Benefit Plans; Labor Matters.

(a) Section 2.11(a) of the Disclosure Letter lists as of the date hereof all (i) “employee benefit plans” as such term is defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and (ii) all other employee benefit plans or arrangements (U.S. or foreign, written or oral, funded or unfunded, benefiting current or former employees, executives, or directors, whether subject to ERISA or not, and relating to stock, cash, or any other form of benefit); to which the Company or any affiliate has any liability or obligation, contingent or otherwise (“Employee Plans”). The Company has made available to Parent copies of all such Employee Plans and related documents. All such Employee Plans comply and have been maintained and administered in all material respects in compliance with applicable provisions of ERISA, the Code, and all other U.S. and foreign laws, statutes, and Governmental Entity requirements applicable to such Employee Plans. Neither the Company nor any affiliate has incurred any liability pursuant to ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in ERISA) administered by the Company, or, to the Company’s knowledge, by any third party who is the employee benefit plan’s “administrator,” as defined in Section 3(16)(A)(1) of ERISA, and no event has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company or any affiliate.

(b) Section 2.11(b) of the Disclosure Letter lists as of the date hereof all (i) employment agreements with employees of the Company, (ii) agreements with consultants who are individuals obligating the Company to make annual cash payments in an amount exceeding $10,000, (iii) severance agreements, programs and policies of the Company with or relating to its employees, except such programs and policies required to be maintained by law, (iv) plans, programs, agreements and other arrangements of the Company with or relating to its employees that contain change in control provisions whether or not listed in other parts of the Disclosure Letter and (v) any agreement or plan under which there will be any payment, accrual of additional benefits, acceleration of payments or vesting of any benefit solely by reason of entering into this Agreement or the Merger. The Company has made available to Parent copies of all such agreements, plans, programs and other arrangements.

(c) None of the Company or any affiliate maintains or contributes to, or has ever maintained or contributed to, any “multiemployer plan” “multiple employer plan” (as such terms are defined in ERISA) or a plan subject to Title IV of ERISA.

(d) The Company and each affiliate has made full and timely payment of amounts required to be contributed or paid as expenses under the terms of each Employee Plan, and all U.S. or foreign laws, statutes, and Governmental Entity requirements applicable to such Employee Plans.

(e) Except as disclosed in Section 2.11(a) of the Disclosure Letter or required by applicable law, none of the Company or any affiliate has any liability or obligation to provide any post-employment payment or benefit. No Employee Plan that is a “welfare benefit plan” (as defined in ERISA) provides benefits to former employees of the Company or an affiliate other than pursuant to applicable law.

(f) None of the Company or any affiliate has or ever has had any collective bargaining agreements with any of its employees. There is no labor union organizing activity, strikes, slowdowns, or other labor disruptions pending or threatened with respect to the Company.

Section 2.12. Environmental Laws. Except as would reasonably not be expected to give rise to a Liability in excess of Ten Thousand Dollars ($10,000), (a) each of the Company and Subsidiaries has been in compliance with all applicable federal, state, local and foreign laws and regulations (including the possession of and compliance with all applicable Company Permits) relating to pollution or protection of human health or the environment (collectively, “Environmental Laws”); (b) there are no circumstances or conditions (including the assumption or retention of Liabilities by Contract) involving the Company or Subsidiaries that could reasonably be expected to result in any Liability, investigation or restriction on the ownership, use or transfer of any real property of which the Company or Subsidiaries is or was the owner or operator pursuant to any Environmental Law; (c) there has been no disposal, release or threatened release of any substance, material or waste that is listed, classified or regulated in any concentration pursuant to any Environmental Law or which may be the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law (a “Hazardous Substance”) on, under, in, from or about any property currently or formerly owned or operated by the Company or Subsidiaries that has resulted or would be reasonably likely to result in any Liability to the Company or Subsidiaries exceeding $10,000; (d) neither the Company nor any Subsidiary has received any notice, demand, letter, claim or request for information alleging violation of or liability under any Environmental Law, and there are no proceedings, actions, orders, decrees, injunctions or other claims nor, to the Company’s knowledge, is any of the foregoing overtly threatened, relating to or otherwise alleging Liability under any Environmental Law; and (e) except with respect to such matters as have been fully and finally resolved and as to which there are no remaining Liabilities, neither the Company nor any Subsidiary has entered into or agreed to or is subject to any consent decree, order or settlement or other agreement in any judicial, administrative, arbitral or other similar forum relating to its compliance with or Liability under any Environmental Law.

Section 2.13. Taxes.

(a) Within the times and in the manner prescribed by law, the Company has properly prepared and filed all Tax Returns required by law and has paid all Taxes due and payable (whether or not shown on any Tax Return). All such Tax Returns are true, correct and complete and accurately set forth all items required to be included in such Tax Returns, including items relevant to their future tax liabilities such as tax basis and tax loss and credit carryforwards. No liability for Taxes has been incurred by the Company or any Subsidiary since the filing of the most recent Tax Return for such Taxes other than in the ordinary course of business in amounts consistent with prior years, and the Company has established sufficient reserves for all Taxes that have accrued but are not yet due and payable. The Company has complied in all material respects with all applicable laws relating to Taxes. Neither the Company nor any Subsidiary (i) has filed a consent or agreement pursuant to Section 341(f) of the Code, (ii) is a party to or bound by any closing agreement, offer in compromise or any other agreement with any Tax authority or any Tax indemnity or Tax sharing agreement with any person, (iii) has any present or contingent liabilities for Taxes, other than Taxes incurred in the ordinary course of business thereof and reflected on the Company Balance Sheet or incurred in the ordinary course of business since the date of the Company Balance Sheet in amounts consistent with prior years, (iv) has engaged in a trade or business, or had a permanent establishment (within the meaning of an applicable tax treaty), within a country other than the United States, (v) is a party to an agreement that could give rise to an “excess parachute payment” within the meaning of Section 280G of the Code, or (vi) has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. There are and have been no (1) proposed, threatened or actual assessments, audits, examinations or disputes as to Taxes relating to the Company or any Subsidiary, (2) adjustments under Section 481 of the Code or any similar adjustments with respect to the Company or any Subsidiary, or (3) waivers or extensions of the statute of limitations with respect to Taxes for which the Company or any Subsidiary could be held liable. The Company uses the accrual method of accounting for all income tax purposes. The Company does not know of any basis for the assertion by a taxing authority of a Tax deficiency against the Company or any Subsidiary. The Company has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code. There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign law). The Company does not have any foreign subsidiaries. The Company has not been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes, other than an affiliated group the common parent of which is the Company.

(b) For purposes hereof: (i) “Taxes” means (A) all federal, state, local, foreign and other taxes and other governmental assessments, fees, duties or charges of any kind that are in the nature of a tax (including but not limited to any net income, gross income, gross receipts, sales, use, ad valorem, value added, intangible, unitary, capital, capital gain, transfer, franchise, profits, license, lease, service, service use, withholding, backup withholding, payroll, employment, estimated, excise, severance, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, customs duties and other similar taxes, assessments, fees, duties or charges), together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, joint and several liability for being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise by operation of law and (C) any liability for the payment of amounts described in clause (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to pay or indemnify any other person (and the term “Tax” means any one of the foregoing Taxes); and (ii) “Tax Returns” means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes (and the term “Tax Return” means any one of the foregoing Tax Returns).

Section 2.14. Intellectual Property.

(a) Certain Definitions. As used herein, the term “Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (1)

trade names, trademarks and service marks (registered and unregistered), domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing (collectively, “Marks”); (2) patents and patent applications, including continuation, divisional, continuation-in-part, reexamination and reissue patent applications, and any patents issuing therefrom, and rights in respect of utility models or industrial designs (collectively, “Patents”); (3) copyrights and registrations and applications therefor (collectively, “Copyrights”); (4) know-how, inventions, discoveries, improvements, concepts, ideas, methods, processes, designs, plans, schematics, drawings, formulae, technical data, specifications, research and development information, technology and product roadmaps, data bases and other proprietary or confidential information, including customer lists, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); (5) mask work and similar rights protecting integrated circuit or chip topographies or designs (collectively, “Mask Works”); and (6) moral rights, publicity rights and any other proprietary, intellectual or industrial property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights, Trade Secrets or Mask Works.

(b) Trademarks. Section 2.14(b) of the Disclosure Letter sets forth an accurate and complete list of all registered and material unregistered Marks owned (in whole or in part) or exclusively licensed to the Company or Subsidiaries (collectively “Company Marks”), and specifically lists all registrations and applications for registration with all Governmental Entities that have been obtained or filed with regard to such Marks, identifying for each (A) its registration (as applicable) and application numbers, (B) whether it is owned by or exclusively licensed to the Company or the relevant Subsidiary, (C) its current status and (D) the class(es) of goods or services to which it relates. All Company Marks registered in the United States, and for which applications to register have been filed in the United States which are being used, have been continuously used in the form appearing in (other than intent to use applications), and in connection with, the goods and services listed in their respective registration certificates and applications therefor, respectively. There has been no prior use of any material Company Mark by any third party that would confer upon such third party superior rights in such Company Mark. No Company Mark has been or is now involved in any opposition or cancellation proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Marks.

(c) Patents. Section 2.14(c) of the Disclosure Letter sets forth an accurate and complete list of all Patents in which the Company or Subsidiaries has an ownership interest or which have been exclusively licensed to the Company (collectively the “Company Patents”), identifying for each of the Company Patents (A) the patent number and issue date (if issued) or application number and filing date (if not issued), (B) its title, (C) the named inventors and (D) whether it is owned by or exclusively licensed to the Company or a Subsidiary. Except as may be set forth in Section 2.14(c) of the Disclosure Letter, no Company Patent has been or is now involved in any interference, reissue or reexamination proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Patents and there is no patent of a third party interfering with any Company Patent.

(d) Copyrights. Section 2.14(d) of the Disclosure Letter sets forth an accurate and complete list of all registered Copyrights owned (in whole or in part) by or exclusively licensed to the Company or Subsidiaries, and all pending applications for registration of Copyrights filed anywhere in the world that are owned (in whole or in part) by or exclusively licensed to the Company or Subsidiaries (collectively the “Company Registered Copyrights”).

(e) Actions to Protect Intellectual Property. Each of the Company and Subsidiaries has taken all reasonable steps in accordance with standard industry practices to protect its rights in its Intellectual Property and maintain the confidentiality of all of the Trade Secrets of the Company or Subsidiaries and other information of the Company or Subsidiaries that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use (“Other Proprietary Information”). Without limiting the foregoing, the Company has and enforces a policy requiring each of the employees, consultants and contractors of the Company or any Subsidiary to enter into proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms (which have previously been provided to Parent) and all current and former employees, consultants and contractors of the Company or Subsidiaries have executed such an agreement. Except as may be set forth in Section 2.14(e) of the Disclosure Letter, neither the Company nor any Subsidiary has disclosed, nor is the Company or any Subsidiary under any contractual or other obligation to disclose, to another person any of its material Trade Secrets or other Proprietary Information, except pursuant to a confidentiality agreement or undertaking, and, to the knowledge of the Company, no person has materially breached any such agreement or undertaking.

(f) Validity and Enforceability. Except as may be set forth in Section 2.14(f) of the Disclosure Letter, each of the registered Company Marks, the Company Patents and Company Registered Copyrights (collectively, the “Company Registered IP”) is valid and enforceable, without any qualification, limitation or restriction thereon or on the use thereof (provided however, no representation or warranty is made regarding the validity or enforceability of any pending application), and neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging or questioning the validity or enforceability of any of the Company Registered IP or indicating an intention on the part of any person to bring a claim that any of the Company Registered IP is invalid or unenforceable or has been misused, and, with respect to the Company Patents, there is no relevant prior art pertaining to any issued patents thereof of which the Company has become aware that was not disclosed during the prosecution of the patent application(s) therefor, but which if such prior art had been disclosed may have affected the prosecution thereof or the scope of the patent claims ultimately granted in respect thereof.

(g) Status and Maintenance of Company Registered IP. The Company has not taken any action or failed to take any action (including the manner in which it has conducted its business, or used or enforced, or failed to use or enforce, any of the Company Registered IP) that would result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP (including, with respect to the Company Patents, failing to disclose any known material prior art in connection with the prosecution of patent applications). All Company Registered IP has been registered or obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements (including, in the case of registered Company Marks, the timely post-registration filing of affidavits of use and incontestability and renewal applications). The

Company has timely paid all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Company Registered IP.

(h) License Agreements. Section 2.14(h)(1) of the Disclosure Letter sets forth a complete and accurate list of all agreements granting to the Company or Subsidiaries any material right under or with respect to any Intellectual Property other than standard desktop applications used generally in the Company’s or Subsidiaries’ operations and that are licensed a license fee of no more than $10,000 pursuant to “shrink wrap” or “click through” licenses (collectively, the “Inbound License Agreements”), indicating for each the title and the parties thereto. Section 2.14(h)(1) of the Disclosure Letter also sets forth a complete and accurate list the amount of any future royalty, license fee or other payments that may become payable by the Company or Subsidiaries under each such Inbound License Agreements by reason of the use or exploitation of the Intellectual Property licensed thereunder. The rights licensed under each Inbound License Agreement shall be exercisable by the Surviving Corporation on and after the Closing to the same extent as by the Company or its applicable Subsidiary prior to the Closing. No loss or expiration of any material Intellectual Property licensed to the Company or Subsidiaries under any Inbound License Agreement is pending or reasonably foreseeable or, to the knowledge of the Company, threatened. Except as set forth in Section 2.14(h)(2) of the Disclosure Letter, no licensor under any Inbound License Agreement has any ownership or exclusive license rights in or with respect to any improvements made by the Company or any Subsidiary to the Intellectual Property licensed thereunder. Section 2.14(h)(3) of the Disclosure Letter sets forth a complete and accurate list of all license agreements under which the Company or any Subsidiary licenses to any other party any Software or grants any other rights under any Intellectual Property, excluding non-exclusive, end user licenses granted by the Company or any Subsidiary to customers that in the 12 month period prior to the date hereof have purchased or licensed products for which the total amount payable to the Company and Subsidiaries did not exceed $10,000, indicating for each the title and the parties thereto.

(i) Sufficiency of IP Assets. The Intellectual Property owned by or licensed under the Inbound License Agreements to the Company or Subsidiaries constitute all the material Intellectual Property rights necessary for the conduct of the Company’s and Subsidiaries’ businesses as they are currently and proposed to be conducted.

(j) No Adverse Ownership Claims; No Infringement by the Company or Third Parties. Neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging the Company’s ownership of any of the Intellectual Property owned (in whole or in part) by or exclusively licensed to the Company or Subsidiaries or suggesting that any other person has any claim of legal or beneficial ownership with respect thereto, nor to the knowledge of the Company is there a reasonable basis for any claim that the Company does not so own or exclusively license any of such Intellectual Property. None of the products (including Software), processes, services, or other technology or materials, or any other Intellectual Property, developed, used, leased, licensed, sold, imported, or otherwise distributed or disposed of, or otherwise commercially exploited by or for the Company or Subsidiaries, nor any other activities or operations of the Company or Subsidiaries, infringes upon, misappropriates, violates, dilutes or constitutes the unauthorized use of, any Intellectual Property of any third party, and neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred. No Intellectual Property owned by or licensed to the Company or Subsidiaries is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company or Subsidiaries or, in the case of any Intellectual Property licensed to others, restricting the sale, transfer, assignment or licensing thereof by the Company or Subsidiaries to any person. To the Company’s knowledge, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or exclusively licensed to the Company or Subsidiaries.

(k) Software. Section 2.14(k) of the Disclosure Letter sets forth a complete and accurate list of all of the Software that is owned (in whole or in part) by the Company or Subsidiaries and that is (i) included in any of the products marketed or distributed by the Company, (ii) used in the design, development, support or testing of the Company’s or Subsidiaries’ products or (iii) that is material to the business of the Company and Subsidiaries (collectively, “Company Software”). The Company Software was either (1) developed by employees of Company or any Subsidiary within the scope of their employment, (2) developed by independent contractors who have expressly assigned their rights to the Company or Subsidiaries pursuant to written agreements, or (3) otherwise acquired by the Company or Subsidiaries from a third party pursuant to a written agreement in which the ownership rights therein were expressly assigned to the Company or Subsidiaries. The Company Software does not contain any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any person other than the Company or Subsidiaries, except for such materials or development environments obtained by the Company or Subsidiaries from other persons who make such materials or development environments generally available to all interested purchasers or end-users on standard commercial terms. No source code of any Company Software has been licensed or otherwise provided to another person other than an escrow agent pursuant to the terms of a source code escrow agreement in customary form and all such source code has been safeguarded and protected as Trade Secrets of the Company. For purposes hereof, “Software” means any and all (w) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (x) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (y) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (z) all documentation, including user manuals and training materials, relating to any of the foregoing.

(l) Performance and Documentation of Existing Software Products. Each of the Company’s and Subsidiaries’ Software products performs in all material respects, the functions described in any agreed specifications or end user documentation provided to customers of the Company or such Subsidiary acquiring such products. The Company and Subsidiaries have taken all actions customary in the software industry to document the Software and its operation in a clear and professional manner.

(m) Disabling Code and Contaminants; Disaster Recovery Plans. The Company Software is free of any disabling codes or instructions, and any virus or other intentionally created, undocumented contaminant, that may, or may be used to, access, modify, delete, damage or disable any of internal computer systems (including hardware, software, databases and embedded control systems) of the Company or Subsidiaries. The Company and Subsidiaries have taken all reasonable steps to safeguard such systems and restrict unauthorized access thereto. The Company has in place appropriate disaster recovery plans, procedures and facilities.

(n) Employee Confidentiality Agreements. To the knowledge of the Company, no employee or independent contractor of the Company or any Subsidiary is obligated under any agreement or subject to any judgment, decree or order of any court or administrative agency, or any other restriction that would or may interfere with such employee or contractor carrying out his or her duties for the Company or that would conflict with the Company’s business as presently conducted. At no time during the conception of or reduction to practice of any Intellectual Property owned by the Company or Subsidiaries was any developer, inventor or other contributor to such Intellectual Property operating under any grant from any Governmental Entity or private source, performing research sponsored by any Governmental Entity or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s or Subsidiaries’ rights in such Intellectual Property.

Section 2.15. Material Contracts.

(a) Section 2.15(a) of the Disclosure Letter sets forth a complete and accurate list of all written or oral contracts, agreements, loans, notes, bonds, indentures, options, leases, licenses, sales and purchase orders, warranties, commitments and other obligations or instruments of any kind (each a “Contract”) (other than licenses of Intellectual Property listed in Section 2.14(h) of the Disclosure Letter) to which the Company or Subsidiaries is a party or to which the Company or Subsidiaries, or any of their respective properties, is otherwise bound, and that satisfies the following criteria (each a “Material Contract”): (i) each Contract of the Company or Subsidiaries pursuant to which the Company or Subsidiaries received (or was entitled to receive) or paid (or was purportedly obligated to pay) in excess of $10,000 in the year ended September 30, 2001; (ii) each Contract that requires payment by or to the Company or Subsidiaries after the date of this Agreement of more than $10,000 or that is not cancelable without penalty to the Company upon 30 days notice or less; (iii) each Contract that contains non-competition restrictions, including restrictions relating to the conduct of the Company’s and Subsidiaries’ business, the sale of the Company’s and Subsidiaries’ products or geographic restrictions, in any case that would prohibit or restrict Parent or Subsidiaries from conducting the business of the Company and Subsidiaries’ as presently conducted or that requires any consent or other action by any person for, or that will be subject to default, termination, repricing or other renegotiation, or cancellation because of, the transactions contemplated hereby; (iv) each Contract of the Company or Subsidiaries relating to, and evidences of, indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset); (v) each partnership, joint venture or other similar Contract affecting the Company or Subsidiaries; and (vi) each Contract that is otherwise material to the Company and Subsidiaries, taken as a whole. Except as set forth in Section 2.15 of the Disclosure letter, neither the Company nor any Subsidiary is a party to or otherwise bound by any Contract relating to or containing:

(1) any severance pay or post-employment liabilities or obligations other than Key Employees Severance Payments;

(2) any fidelity or surety bond or completion bond;

(3) any liquidated damages provision for failure to meet performance or quality milestones;

(4) any indemnification or guaranty;

(5) any provisions relating to the disposition or acquisition of assets, property or any interest in any business enterprise outside the ordinary course of the Company’s or its Subsidiaries’ business; or

(6) any distribution, joint marketing or development provisions.

(b) Each Material Contract is a legal, valid and binding obligation of the Company or a Subsidiary and, to the Company’s knowledge, each other person who is a party thereto, enforceable against the Company or such Subsidiary and each such person in accordance with its terms, and neither the Company nor, to the Company’s knowledge, any other party thereto is in material default thereunder.

Section 2.16. Title to Properties; Absence of Liens and Encumbrances. Neither the Company nor any Subsidiary owns any real property, nor has it ever owned any real property. Section 2.16 of the Disclosure Letter sets forth a complete and accurate list of all real property currently leased by the Company or Subsidiaries, the name of the lessor and the date of the lease and each amendment thereto. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Subsidiary or, to the Company’s knowledge, by the other party to such lease. Complete and correct copies of such leases have been made available to Parent or Acquisition. The Company or a Subsidiary has good and valid title to or valid licenses to or leasehold interests in, all of its properties and assets, tangible and intangible (including all Intellectual Property), real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for such imperfections of title, if any, that do not materially interfere with the present value thereof.

Section 2.17. Insurance. Each of the Company and Subsidiaries maintains insurance policies against all risks of a character and in such amounts as are usually insured against by similarly-situated companies in the same or similar businesses (collectively, the “Insurance Policies”). Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full. Each of the Company and Subsidiaries has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the Company’s knowledge, indicated any intent to do so or not to renew any such policy. Claims of the Company or Subsidiaries under the Insurance Policies have been filed in a timely fashion and in accordance with all requirements stated in such Insurance Policies. The Company has not been informed of any uninsurable risks.

Section 2.18. Warranties. Section 2.18 of the Disclosure Letter sets forth complete and accurate summaries of the written warranties and guaranties by the Company or Subsidiaries utilized with respect to its products or services. There have not been any material deviations from such warranties and guaranties, and neither the Company, any Subsidiary nor any of their respective employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties in excess of such warranties or guaranties. Neither the Company nor any Subsidiary has made any oral warranty or guaranty with respect to any of its products or services.

Section 2.19. Brokers. No broker, finder or investment banker is entitled to any finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 2.20. Interested Party Transactions. No director, officer or other affiliate of the Company or Subsidiaries, has or has had, directly or indirectly, (i) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Subsidiary, any goods or services, or (ii) a beneficial interest in any contract included in Section 2.14 or 2.15 of the Disclosure Letter; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 2.20.

Section 2.21. Certain Business Practices. None of the Company, any of its Subsidiaries or any directors or officers or agents or employees of the Company or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

Section 2.22. Information of Parent. Company has been furnished with and has had access to such information of Parent as Company has considered necessary to make an informed decision as to whether or not to enter into this Agreement and consummate the transactions described herein and has such additional information as is necessary to verify the accuracy of the information supplied by Parent. The Company has had an opportunity to ask Parent all questions the Company has deemed relevant to its decision to enter into this Agreement and consummate the transactions described herein and Parent satisfactorily answered all such questions that have been asked by the Company.

Section 2.23. Representations Complete. The representations or warranties made by the Company in this Agreement and any statements made in the Disclosure Letter or certificates required to be furnished by the Company pursuant to this Agreement, do not contain, and will not contain at the Effective Time, any untrue statement of a material fact, and do not omit, and will not omit at the Effective Time, to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION

Parent and Acquisition hereby represent and warrant to the Company as follows:

Section 3.1. Organization.

(a) Parent and Acquisition are duly organized, validly existing and in good standing under the laws of the State of Delaware and each has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.

(b) Each of Parent and Acquisition is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent. For purposes hereof, the term “Material Adverse Effect on Parent” means any circumstance, change in or effect on (or any circumstance, change or effect involving a prospective change on) Parent or Acquisition that would reasonably be expected to prevent or materially delay or impair the ability of Parent and Acquisition to consummate the transactions contemplated by this Agreement.

(c) The Parent Common Stock to be issued pursuant to the Merger will be, upon issuance, duly authorized, validly issued, fully paid and non-assessable, and not subject to any preemptive rights.

Section 3.2. Authority Relative to this Agreement. Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole shareholder of Acquisition, and no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid, legal and binding agreement of each of Parent and Acquisition enforceable against each of them in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.

Section 3.3. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents, and approvals as may be required under and other applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities or blue sky laws, and any filings under similar merger notification laws or regulations of foreign Governmental Entities and the filing and recordation of the Agreement of Merger as required by the CGCL, no filing with or notice to, and no permit authorization consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby, except where the failure to obtain any such permits, authorizations, consents or approvals or to make such filings or give any such notice would not, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on Parent. Neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Certificate or Articles of Incorporation or Bylaws of Parent or Acquisition, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any Contract to which Parent or Acquisition or any of Parent’s other subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent’s other subsidiaries or any of their respective properties or assets except, in the case of (ii) or (iii), for violations, breaches or defaults that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Parent.

Section 3.4. Brokers. No broker finder or investment banker is entitled to any finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition.

Section 3.5. Litigation. There is no suit, action, proceeding or investigations pending or, to the knowledge of Parent, threatened against Parent or Acquisition which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

Section 3.6. SEC Documents. Parent has filed all forms, reports and documents required to be filed by Parent with the SEC since September 29, 2000 (collectively, the “Parent SEC Documents”). As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Parent SEC Document.

ARTICLE 4

COVENANTS

Section 4.1. Conduct of Business of the Company. Except as contemplated by this Agreement or as described in Section 4.1 of the Disclosure Letter, from the date hereof until the Effective Time, the Company will, and will cause each Subsidiary to, conduct its operations in the ordinary course of business consistent with past practices and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the services of its current officers and employees, except for the employees and officers set forth in Schedule 4.1, and preserve its relationships with customers, suppliers and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, prior to the Effective Time, neither the Company nor any Subsidiary will, without the prior written consent of Parent take any of the following actions:

(a) amend its Articles of Incorporation or Bylaws (or other similar governing documents);

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including any stock options or stock appreciation rights) or convertible or exchangeable securities, except for the issuance and sale of Shares pursuant to options granted under the Company Plans in existence prior to the date hereof;

(c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to Shareholders in their capacities as such, or redeem or otherwise acquire any of its outstanding securities;

(d) except for the Merger, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, or otherwise alter the corporate structure or ownership of any Subsidiary;

(f) (i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business consistent with past practices; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of Subsidiaries incurred in the ordinary course of business consistent with past practices; (iii) make any loans, advances or capital contributions to or investments in any other person; (iv) pledge or otherwise encumber shares of capital stock of the Company or any Subsidiary; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon;

(g) except as may be required by applicable law, enter into, adopt, amend in any way that would increase the Company’s obligation to make payments or otherwise provide benefits or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, health, life, or disability insurance, dependent care, severance or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner, except for the termination of the Company’s 1997 Stock Plan, or increase in any manner the compensation or fringe benefits of any director, officer, employee or consultant or pay any benefit not required by any plan and arrangement as in effect on the date hereof (including the granting of stock appreciation rights or performance units), or accelerate the vesting of any Option or pay any bonuses to directors, officers and employees except in connection with Key Employee Severance Payments or as set forth on Schedule 1.5(a)(i)(B);

(h) (i) acquire, sell, lease or dispose of any assets in any single transaction or series of related transactions having a fair market value in excess of $10,000 in the aggregate, other than sales of its products in the ordinary course of business consistent with past practices, (ii) enter into any exclusive license, distribution, marketing, sales or other agreement, (iii) enter into a “development services” or other similar agreement, or (iv) acquire, sell, lease, license, transfer or otherwise dispose of any Intellectual Property;

(i) except as may be required as a result of a change in applicable law or in generally accepted accounting principles, change any of the accounting principles, practices or methods used by it or revalue in any material respect any of its assets, including writing down the value of inventory or writing off notes or accounts receivable;

(j) (i) acquire any corporation, limited liability company, partnership or other business organization or division thereof or any equity interest therein; (ii) enter into any contract or agreement that would be material to the Company and its Subsidiaries, taken as a whole or that may not be canceled without penalty upon 30 days notice or less; (iii) amend, modify or waive any right under any material contract of the Company or any Subsidiary; (iv) modify its standard warranty terms for its products or services or amend or modify any product or service warranties in effect as of the date hereof in any material manner that is adverse to the Company or any Subsidiary; or (v) authorize any new capital expenditure or expenditures that individually is in excess of $10,000 or in the aggregate are in excess of $20,000;

(k) commence any litigation or binding dispute resolution process or settle or compromise any pending or threatened suit, action or claim that the settlement or compromise of which would require the payment by the Company or any of its Subsidiaries of damages in excess of $10,000, involves any equitable relief, or relates to any Intellectual Property matters;

(l) commence any material software or hardware development project or terminate any material software or hardware development project that is currently ongoing, in either case except pursuant to the terms of existing contracts with customers;

(m) fail to file any Tax Returns when due, fail to cause such Tax Returns when filed to be true, correct and complete, prepare or fail to file any Tax Return of the Company or any Subsidiary in a manner inconsistent with past practices in preparing or filing similar Tax Returns in prior periods or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, in each case, except to the extent required by law; or fail to pay any Taxes or other material debts when due;

(n) allow any Insurance Policy to be amended or terminated;

(o) make or rescind any express or deemed election relating to Taxes of the Company or any Subsidiary or settle or compromise any tax liability of the Company or any Subsidiary or enter into any closing or other agreement with any Governmental Entity with respect to Taxes; or file or cause to be filed any amended Tax Return with respect to the Company or any Subsidiary, file or cause to be filed claim for refund of Taxes paid by or on behalf of the Company or any Subsidiary, or agree to an extension of a statute of limitations with respect to the assessment or determination of Taxes;

(p) take any action or fail to take any action that could reasonably be expected to (i) limit the utilization of any of the net operating losses, built-in losses, tax credits or other similar items of the Company or its Subsidiaries under Section 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder, or (ii) cause any transaction in which the Company or any Subsidiary was a party that was intended to be treated as a reorganization under Section 368(a) of the Code to fail to qualify as a reorganization under Section 368(a) of the Code; or

(q) take or agree in writing or otherwise to take any of the actions described in Sections 4.1(a) through 4.1(p), and it shall use all commercially reasonable efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect.

Section 4.2. Other Potential Acquirors.

(a) The Company, its affiliates and their respective officers and other employees with managerial responsibilities, directors, representatives and agents shall immediately cease any and all discussions or negotiations with any persons other than Parent and Acquisition with respect to any acquisition or purchase of all or any material portion of the assets of, or any equity interest in, the Company or any Subsidiary or any business combination with the Company or any Subsidiary (a “Third Party Acquisition”). Neither the Company nor any of its affiliates shall, nor shall the Company or Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than Parent and Acquisition) concerning any Third Party Acquisition. The Company shall promptly notify Parent in writing in the event the Company or any of its affiliates and their respective directors, officers, employees, agents and representatives receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the person or group submitting such proposal, and shall advise Parent from time to time of the status and any material developments concerning the same.

(b) Except as set forth in this Section 4.2(b), the Company Board shall not withdraw its recommendation of the transactions contemplated hereby or approve or recommend, or cause the Company or Subsidiaries to enter into any agreement with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Company Board may withdraw its recommendation of this Agreement and the transactions contemplated hereby, but only (i) after providing written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and (ii) if Parent does not, within five (5) business days after Parent’s receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment to be at least as favorable to the Shareholders as such Superior Proposal; provided, however, that no withdrawal of the Company Board’s recommendation of this Agreement and the transactions contemplated hereby shall relieve the Company of its obligation to submit this Agreement and such transactions to its Shareholders for approval as provided in Section 4.3. For purposes of this Agreement, a “Superior Proposal” means any bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities more than fifty percent (50%) of the Shares then outstanding or all or substantially all of the assets of the Company, and otherwise on terms that the Company Board by a majority vote determines in its good faith judgment to be more favorable to the Shareholders than the Merger.

Section 4.3. Approval of Shareholders. The Company shall take all actions necessary in accordance with the CGCL and its Articles of Incorporation and Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders or solicit the written consent from the Shareholders promptly as practicable to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby. The Company will, through the Company Board, recommend to its Shareholders approval of such matters, subject to Section 4.2(b). The Company shall promptly prepare the Information Statement for the solicitation of a vote or the written consents of the Shareholders approving this Agreement and the Merger, which, subject to Section 4.2(b), shall include the recommendation of the Company Board that Shareholders vote in favor of the approval and adoption of this Agreement. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Information Statement, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in preparing and mailing to Shareholders such amendment or supplement.

Section 4.4. Access to Information.

(a) Between the date hereof and the Effective Time, the Company will permit Parent and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and Subsidiaries as Parent may reasonably require, and will cause its officers and those of the Subsidiaries to furnish Parent with such financial and operating data (including monthly financial statements) and other information with respect to the business, properties and prospects of the Company and Subsidiaries as Parent may from time to time reasonably request.

(b) Each of the parties hereto will hold, and will cause its agents, representatives, consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of the Mutual Non-Disclosure Agreement dated July 30, 2001 between the Company and Parent.

Section 4.5. Certain Filings; Reasonable Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to do the following: (i) cooperate in the preparation of the Information Statement and any filings under merger notification laws or regulations of Governmental Entities; (ii) obtain consents of all Governmental Entities and other persons necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement; (iii) contest any legal proceeding relating to the Merger; and (iv) execute any additional instruments necessary to consummate the transactions contemplated hereby.

Section 4.6. Public Announcements. Parent, Acquisition and the Company, as the case may be, will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law, or by the rules and regulations of, or pursuant to any listing agreement with, the Nasdaq Stock Market, as determined by Parent, Acquisition or the Company, as the case may be. Notwithstanding the preceding sentence, the first public announcement of this Agreement and the proposed Merger shall be a press release issued by Parent.

Section 4.7. Notification of Certain Matters. The Company shall give prompt notice to Parent and Acquisition, and Parent and Acquisition shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event which has caused or would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any failure of the Company, Parent or Acquisition, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.7 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 4.8. Company Compensation and Employee Plans. The Company will take all actions necessary to amend, merge, freeze, or terminate any and all Employee Plans effective at or immediately prior to the Closing Date, as requested by Parent.

Section 4.9. Employee Matters. At the Effective Time, in addition to and notwithstanding the provisions relating to Maximum Cash Merger Consideration in Section 1.5(a), Parent shall assume the obligations to make the severance payments and paid time off to those persons who were employees of the Company and in the respective amounts set forth on Exhibit D attached hereto (collectively, the “Non-Key Employees Severance Payments”). In addition to and notwithstanding the provisions relating to Maximum Stock Merger Consideration in Section 1.5(a), and in accordance with Parent’s equity compensation policies, Parent shall grant to those employees of the Company set forth on Exhibit E attached hereto who accept Parent’s employment offer (collectively, the “Retained Employees”) the number of incentive stock options to purchase Parent Common Stock in the amounts set forth next to each respective name and any retention bonus and related terms and conditions of such bonuses set forth next to each respective name. Parent may withhold all taxes it is required to withhold in connection with this Agreement, and the withholding of such amounts shall be treated as payment thereof for purposes of determining the amounts to which a recipient is entitled. Parent acknowledges that Retained Employees living in the San Francisco Bay Area shall be offered employment at Parent’s facilities in Mountain View and Sunnyvale.

Section 4.10. Registration Rights. After the Effective Time, Parent shall grant to the holders of the shares of Parent Common Stock issued pursuant to the Merger the registration rights set forth on Exhibit F. Such holders of Shares are expressly agreed to be intended third-party beneficiaries of this Section and such registration rights.

Section 4.11. Private Placement. The Company will assist Parent and cooperate fully with Parent in connection with the proceeding to offer the shares of Parent Common Stock issuable pursuant to the Merger as a private placement. The Company will promptly provide all information relating to the Company as may be reasonably requested in connection with any action to be taken under any applicable state and federal securities laws.

Section 4.12. Nasdaq Listing. Within thirty (30) days after the Effective Time, Parent shall cause the shares of Parent Common Stock to be issued pursuant to the Merger in exchange for the Shares to be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

Section 4.13. Company Payroll Assistance.

(a) Subject to Section 4.13(b) below, Parent shall pay the Company, on or before October 14, 2001, an amount equaling the sum of all salaries and wages (including overtime & sick pay), commission, employee benefits and payroll tax expenses incurred by the Company in connection with the employment of the individuals set forth in Schedule 4.13(a) (the “Payroll Assistance”) for the period beginning October 1, 2001, and ending on the earlier of the Closing Date or October 15, 2001; provided however, that the amount paid by Parent for the Payroll Assistance shall not exceed Twelve Thousand Seven Hundred and Twenty Seven Dollars and Twenty Seven Cents ($12,727.27) per normal business day.

(b) Parent shall be obligated to pay the Payroll Assistance only if the Company has issued an executed promissory note to Parent that is conditioned upon the payment of the Payroll Assistance by Parent, secured by all tangible and intangible assets of the Company and in an amount equal to the Payroll Assistance, as defined in Section 4.13(a) above. The amount set forth in such promissory note shall be payable to Parent only if the Closing shall not have occurred by October 15, 2001, for any reason; and such promissory note shall be due in full on October 31, 2001, provided, however, that if the Closing occurs on or before October 31, such note will be cancelled. The security position of such promissory note shall be senior to all obligations of the Company other than its secured promissory note issued to Comerica-Bank California.

(c) The Company’s accrued liabilities, as set forth in Schedule 1.5(a)(i)(A), shall be reduced by the sum of all salaries and wages (including overtime and sick pay),

commission, employee benefits and payroll tax expenses for the individuals set forth in Schedule 4.13(a) accrued by the Company through the earlier of October 9, 2001, or the Closing Date. Furthermore, in the event that the Closing shall not have occurred by October 10, 2001, for the sole reason that the condition to Closing provided in Section 5.3(x) below has not been satisfied, then the Company’s accrued liabilities, as set forth in Schedule 1.5(a)(i)(A), shall be further reduced by the sum of all salaries and wages (including overtime and sick pay), commission, employee benefits and payroll tax expenses for the individuals set forth in Schedule 4.13(a) accrued by the Company from October 10, 2001, through the earlier of the October 15, 2001, or the Closing Date.

(d) Parent agrees that, for the sole purpose of Section 4.13(c) above, it will consider Section 5.3(x) to be the sole remaining condition to Closing if, in Parent’s reasonable judgment, (i) no further action by the Company is required to satisfy any other Closing conditions or (ii) Parent has waived such other Closing conditions in writing for purposes of this Section.

ARTICLE 5

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 5.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) this Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the Shareholders;

(b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger; and

(c) any notices to, approvals from or other requirements of any Governmental Entity necessary to consummate the transactions contemplated hereby and to operate the businesses of the Company and Subsidiaries after the Effective Time in all material respects as they were operated prior thereto shall have been given, obtained or complied with, as applicable.

Section 5.2. Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) the representations and warranties of Parent and Acquisition contained in this Agreement shall be true and correct at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct as of such earlier date) and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by an authorized officer of Parent and Acquisition; and

(b) each of the covenants and obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by an authorized officer of Parent and Acquisition.

Section 5.3. Conditions to the Obligations of Parent and Acquisition. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct in all material respects as of such earlier date), and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two executive officers of the Company;

(b) each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two executive officers of the Company;

(c) there shall have been no circumstances, changes in or effects on the Company or any Subsidiaries that, individually or in the aggregate, have had or could be expected to have, a Material Adverse Effect on the Company;

(d) Parent shall have received the opinion of outside legal counsel to the Company as to the matters set forth in Exhibit G;

(e) the Company shall have obtained the consent or approval of each person whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of the Company or Subsidiaries under the agreements and instruments set forth in Sections 2.6, 2.7 or 2.15(a) of the Disclosure Letter;

(f) Each of the employees of the Company listed on Schedule 5.3(f) shall remain an employee not subject to termination by the Company and shall not have expressed any intention not to continue his or her employment with the Surviving Corporation or Parent after the Effective Time;

(g) Parent shall have received from each person listed in Schedule 5.3(g) a noncompetition agreement in the form of Exhibit H;

(h) each current and former employee of the Company shall have signed the Company’s standard form of proprietary information, confidentiality and assignment agreement;

(i) the Company shall have obtained from all of its customers written acceptances (or other documentation satisfactory to Parent in its sole discretion) under the Company’s contracts with such customers;

(j) all rights to Intellectual Property set forth on Schedule 5.3(j) shall be assigned or otherwise transferred to Company in a manner reasonably satisfactory to Parent;

(k) the Company shall have entered into license agreements in forms reasonably satisfactory to Parent with all third parties whose Intellectual Property rights the Company has in the past or is currently reselling to the Company’s customers;

(l) Parent shall have received evidence satisfactory to Parent, as determined in its sole discretion, that all severance and consulting agreements by and between the Company and Katherine Glassey, Greg Gillis and any other consultants under contract with the Company will be terminated, cancelled and settled as of the Effective Time;

(m) Parent shall have received evidence satisfactory to Parent, as determined in its sole discretion, that all Notes will be cancelled and terminated as of the Effective Time;

(n) Parent shall have received evidence satisfactory to Parent, as determined in its sole discretion, that all Company Obligations and Company obligations with respect to Key Employees Severance Payments will be terminated, cancelled and settled as of the Effective Time by virtue of the payments set forth in Section 1.5(a) hereof;

(o) Parent shall have received evidence satisfactory to Parent, as determined in its sole discretion, that at least One Hundred Twenty Five Thousand (125,000) shares of Parent Common Stock of the Maximum Stock Merger Consideration will be allocated as Holdback Shares as set forth in Section 1.7(a) hereof as of the Effective Time;

(p) Parent shall have received evidence satisfactory to Parent, as determined in its sole discretion, that all Liens set forth in Section 2.16 of the Disclosure Letter will be terminated and, where such Liens are evidenced by UCC filings, UCC-3 termination statements will be effective as of the Effective Time;

(q) Parent shall have received evidence satisfactory to Parent, as determined in its sole discretion, that all agreements, including all warrants, credit facilities and promissory notes, between the Company and Comerica Bank-California and all affiliates thereof and successors thereto, will be terminated, cancelled and settled as of the Effective Time;

(r) the Company’s Board of Directors shall have adopted a resolution with the effect of terminating Target’s 401(k) plan contingent on the Closing of the Merger and effective as of at least one calendar day prior to the Closing Date;

(s) the Company shall have filed a complete, accurate, and timely year 2000 annual report (Form 5500 series) for each Benefit Plan that is required to make such filings; including the Company’s 401(k) plan and plan maintained pursuant to Code Section 125;

(t) the Company shall have performed the 2000 plan year nondiscrimination testing relating to the Company’s 401(k) plan that is required pursuant to Code Sections 401(a)(4), 401(k), 401(m) and 410(b), and the final test results, after any necessary and permissible correction, demonstrate that the 401(k) plan is nondiscriminatory pursuant to the foregoing Code Sections;

(u) the Company shall have filed its year 2000 Federal income tax return, complete and with related filings and documentation;

(v) Parent shall have received evidence satisfactory to Parent, as determined in its sole discretion, that the Company has no obligations or liability under any lease, sublease or other agreements with the California State Automobile Association Lease Company Inter-Insurance Bureau, Richard G. Cirimelli or PowerSpace;

(w) Parent shall have received from the Company an estimate of all legal and professional fees, as defined in Section 6.3(c), in excess of One Hundred and Twenty Five Thousand Dollars ($125,000) incurred by the Company as of the Effective Time, and such estimated excess fee amount shall be set forth in Schedule 1.5(a)(i)(A);

(x) the Company shall have received a fairness opinion for the transactions contemplated herein from a nationally recognized investment banking firm satisfactory to Parent, as determined in its sole discretion; and

(y) the Closing Date shall be on or before October 31, 2001.

ARTICLE 6

TERMINATION

Section 6.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Parent, Acquisition and the Company;

(b) by Parent and Acquisition or the Company if (i) any Governmental Entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable; (ii) this Agreement and the transactions contemplated hereby shall not have been approved and adopted by the Shareholders; or (iii) the Merger has not been consummated on or before October 31, 2001 (the “Final Date”), provided that no party may terminate this Agreement pursuant to this clause (iii) if such party’s failure to fulfill any of its obligations under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date;

(c) by the Company if (i) there shall have been a breach of any representation or warranty of Parent or Acquisition set forth in this Agreement or if any such representation or warranty of Parent or Acquisition shall have become untrue such that the condition set forth in Section 5.2(a) would be incapable of being satisfied by the Final Date, provided that the

Company has not breached any of its representations and warranties or obligations hereunder in any material respect; or (ii) there shall have been a material breach by Parent or Acquisition of any of its covenants or agreements hereunder and Parent or Acquisition, as the case may be, has not cured such breach within 10 business days after notice by the Company thereof, provided that the Company has not breached any of its representations and warranties or obligations hereunder in any material respect; or

(d) by Parent and Acquisition if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement or if any such representation or warranty of the Company shall have become untrue such that the condition set forth in Section 5.3(a) would be incapable of being satisfied by the Final Date, provided that neither Parent nor Acquisition has breached any of its representations and warranties or obligations hereunder in any material respect; (ii) there shall have been a material breach by the Company of any of representations and warranties or its covenants or agreements hereunder, and the Company has not cured such breach within ten (10) business days after notice by Parent or Acquisition thereof, provided that neither Parent nor Acquisition has breached any of its representations and warranties or obligations hereunder in any material respect; (iii) the Company Board shall have recommended to the Shareholders a Superior Proposal; (iv) the Company Board shall have withdrawn or adversely modified its approval or recommendation of this Agreement and the transactions contemplated hereby; or (v) the Company shall have ceased using all reasonable efforts to call, give notice of, or convene or hold a Shareholders’ meeting to vote (or solicit the approval by written consent of the Shareholders) on this Agreement and the Merger as promptly as practicable after the date hereof or shall have adopted a resolution not to effect any of the foregoing.

Section 6.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or any of its affiliates, directors, officers and shareholders other than Section 6.3. Nothing contained in this Section 6.2 shall relieve any party from liability for any breach of this Agreement prior to such termination.

Section 6.3. Fees and Expenses.

(a) If there shall be submitted to the Company or Subsidiaries, a proposal for a Third Party Acquisition, the Termination Payment (as defined below) shall be immediately and automatically payable in full if this Agreement shall thereafter be terminated because of and following the occurrence of any of the following events, the occurrence of any such event being sufficient reason to terminate this Agreement and obligate the Company to pay the Termination Payment, provided that, at the time of such occurrence, the Third Party Acquisition proposal shall not have been withdrawn and neither Parent nor Acquisition shall be in material breach of this Agreement: (i) the Company Board shall have recommended to the Shareholders a Superior Proposal or shall have withdrawn or adversely modified its approval or recommendation of this Agreement or any of the transactions contemplated hereby; (ii) the Company shall have ceased using all efforts to call, give notice of, convene or hold a Shareholders’ meeting to vote (or to solicit the approval by written consent of the Shareholders) on this Agreement and the transactions contemplated hereby as promptly as practicable after the date hereof or shall have adopted a resolution not to effect any of the foregoing; (iii) the Company shall have convened a meeting of Shareholders to vote (or solicited the approval by written consent of the Shareholders) upon this Agreement and the transactions contemplated hereby and shall have failed to obtain the requisite vote of the Shareholders at such meeting (including any adjournments thereof) or by such written consent; or (iv) the Company shall have materially breached any of its covenants contained in Sections 4.1, 4.3 and 4.6. The Company acknowledges that, in the foregoing circumstances, Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages, the Company shall pay to Parent the amount of Three Hundred Thousand Dollars ($300,000) (the “Termination Payment”) as liquidated damages (and not as a penalty) immediately upon the occurrence of the event described in this Section 6.3(a) giving rise to such damages. The Company hereby waives any right to set-off or counterclaim against such amount.

(b) Upon the termination of this Agreement pursuant to Section 6.1(d)(ii), in addition to any other remedies that Parent, Acquisition or their affiliates may have as a result of such termination, the Company shall reimburse Parent and Acquisition for the costs, fees and expenses incurred by either of them or on their behalf in connection with this Agreement, the Merger and the consummation of all transactions contemplated by this Agreement (including fees payable to professional advisors, counsel to any of the foregoing and accountants).

(c) Except as specifically provided in Section 6.3(b), each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby; provided, however, that, if the transactions contemplated by this Agreement are consummated, (i) Parent or Acquisition shall pay all reasonable and documented expenses incurred by the Company for financial, legal, accounting and other professional advisory services (excluding the rendering of a fairness opinion) in connection with the transactions contemplated by this Agreement up to One Hundred Twenty Five Thousand Dollars ($125,000.00) in the aggregate; (ii) immediately prior to the Effective Time, the Company shall set forth in Schedule 1.5(a)(i)(A) an estimation of any such fees incurred that are in excess of One Hundred and Twenty Five Thousand Dollars ($125,000) and (iii) the Noteholders shall pay all such fees and expenses of the Company in excess of the sum of One Hundred Twenty Five Thousand Dollars ($125,000.00) and the estimated excess set forth in Schedule 1.5(a)(i)(A), such additional excess amount to be deducted from the Holdback Shares pursuant to the formula provided in Section 7.3(a), notwithstanding the requirement set forth in Section 7.2(d) that such additional excess amount rise above the Basket. In addition, Parent or Acquisition shall pay for one-half of the expenses incurred to secure a fairness opinion, with the remaining one-half of such expenses to be treated as a Company Obligation and listed under Schedule 1.5(a)(i)(A).

ARTICLE 7

INDEMNIFICATION; HOLDBACK SHARES

Section 7.1. General Survival. Regardless of any investigation made by the Parent and Acquisition, the representations, warranties, covenants and agreements of the Company contained in this Agreement shall survive the execution and delivery of this Agreement for a period beginning on the date hereof and ending at 5:00 p.m., Pacific time, on the date that is (a) 18 months after the Closing Date, or (b) with respect to any breach of the representations and warranties of the Company contained in Section 2.11, 2.12 or 2.13, the later of four years from the Closing Date or three months after the last day of the statute of limitations period for any third party claim relating thereto (as applicable, the “Survival Period”).

Section 7.2. Indemnification of Indemnitees; Indemnification Generally.

(a) Subject to Section 7.1, from and after the Effective Time, Parent, Acquisition and the Surviving Corporation and their respective affiliates, officers, directors, shareholders, representatives and agents (collectively, the “Indemnitees”) shall be severally and not jointly indemnified and held harmless by each recipient of Holdback Shares, but only from and to the extent of the value of the Holdback Shares and pro rata with respect to each recipient of Holdback Shares, from and against and in respect of any and all Losses incurred by, resulting from, arising out of, relating to, imposed upon or incurred by Parent, Acquisition, the Surviving Corporation or any other Indemnitee by reason of: (i) any inaccuracy in or breach of any of the Company’s representations, warranties, covenants or agreements contained in this Agreement; and (ii) any misrepresentation contained in the Disclosure Letter or in any other written statement or certificate furnished to Parent, Acquisition or any other Indemnitee by or on behalf of the Company or any Shareholder in connection with the transactions contemplated by this Agreement. For purposes of this Agreement, the term “Losses” means any and all deficiencies, judgments, settlements, demands, claims, suits, actions or causes of action, assessments, liabilities, losses, damages (whether direct, indirect, incidental or consequential), interest, taxes, fines, penalties, costs, expenses (including reasonable legal, accounting and other costs and expenses of professionals) incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification therefor, and interest on any of the foregoing from the date incurred until paid at the prime rate published from time to time by Bank of America, N.T. plus two percent (2%) per annum.

(b) Any claims for indemnification hereunder must be set forth in writing, contain a reasonably detailed description of the nature of and the events or circumstances underlying the claim for indemnification hereunder and be received by the Shareholder Agent not later than the expiration of the applicable Survival Period (an “Indemnification Claim”).

(c) The obligations of the recipients of the Holdback Shares under this Section 7.2 shall not be reduced, offset, eliminated or subject to contribution by reason of any action or inaction by the Company or Subsidiaries that contributed to any inaccuracy or breach giving rise to such obligation, it being understood that the recipients of the Holdback Shares, and not the Company or Subsidiaries, shall have the sole obligation for the indemnity obligations under this Section 7.2.

(d) No Indemnitee shall be entitled to indemnification hereunder for any Losses until the aggregate amount of all Losses under all Indemnification Claims shall exceed Fifty Thousand Dollars ($50,000) (the “Basket”), at which time all Losses incurred shall be subject to indemnification hereunder in full, including the amount of the Basket.

Section 7.3. Manner of Indemnification.

(a) To provide a fund against which an Indemnitee may assert an Indemnification Claim, the Holdback Shares shall be withheld by Parent in accordance with the provisions of Section 1.7 hereof. The Holdback Shares shall be valued, for the purposes of satisfying any Indemnification Claims, at the average of the closing sale prices of Parent Common Stock on the Nasdaq National Market System (as reported by The Wall Street Journal, or if not reported by the Wall Street Journal, as reported in the records of the Consolidated Trading System) for the five (5) trading days immediately preceding the date on which the Indemnification Claim is paid.

(b) Each Indemnification Claim shall be made only in accordance with this Article 7.

Section 7.4. Shareholder Agent. For purposes of this Agreement, immediately and automatically upon the approval of this Agreement by the requisite vote or written consent of the Shareholders, and without any further action on the part of any such Shareholders, each Shareholder and Noteholder shall be deemed to have consented to the appointment of the Shareholder Agent as his, her or its representative and the attorney-in-fact for and on behalf of each such Shareholder and Noteholder, and the taking by the Shareholder Agent of any and all actions and the making of any decisions required or permitted to be taken by him or her under this Agreement, including the exercise of the power to (i) settle or adjudicate an Indemnification Claim, affirm the retention by Parent of the Holdback Shares, or any portion thereof, in satisfaction of Indemnification Claims; (ii) agree to, negotiate, enter into settlements and compromises of and comply with orders of courts and awards of arbitrators with respect to such Indemnification Claims; (iii) resolve any Indemnification Claims; and (iv) take all actions necessary in the judgment of the Shareholder Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, including without limitation, retaining legal counsel. Accordingly, the Shareholder Agent shall have unlimited authority and power to act on behalf of each Shareholder and Noteholder with respect to this Agreement and the disposition, settlement or other handling of all Indemnification Claims, rights or obligations arising from and taken pursuant to each such agreement. The reasonable costs and legal expenses for the foregoing actions incurred by the Shareholder Agent shall be paid by the recipients of the Holdback Shares out of the Holdback Shares. The Shareholders and Noteholders will be bound by all actions taken by the Shareholder Agent in connection with this Agreement, and Parent shall be entitled to rely on any action or decision of the Shareholder Agent. Parent is hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholder Agent. The Shareholder Agent will incur no liability with respect to any action taken or suffered by him or her in reliance upon any notice, direction, instruction, consent, statement or other document believed by him or her to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except his or her own willful misconduct or gross negligence. In all questions arising under this Agreement, the Shareholder Agent may rely on the advice of counsel, and the Shareholder Agent will not be liable to anyone for anything done, omitted or suffered in good faith by the Shareholder Agent based on such advice. At any time, holders of a majority in interest of the Holdback Shares, determined at the Effective Time, may appoint a new Shareholder Agent by written consent by sending notice and a copy of the written consent appointing such new Shareholder Agent signed by holders of a majority in interest of the Holdback Shares to Parent.

Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent.

Section 7.5. Third Party Claims. If Parent becomes aware of a third party claim that Parent believes, in good faith, will result in the assertion by it of an Indemnification Claim against the Holdback Shares, Parent shall notify the Shareholder Agent of such claim, and the Shareholder Agent, as representative for the Shareholders and Noteholders, shall be entitled to participate in any defense of such third party claim. The reasonable costs of the defense of any third party action or claim incurred by the Shareholder Agent in the course of such participation shall be paid by the recipients of the Holdback Shares out of the Holdback Shares. Notwithstanding the immediately preceding sentence, Parent shall conduct such defense, but shall not settle any such claim without the consent of the Shareholder Agent, such consent not to be unreasonably withheld or delayed; provided, however, that, if the consent of the Shareholder Agent is so obtained, such settlement of that portion of any such claim shall alone be determinative of the amount of the Indemnification Claim, and neither the Shareholder Agent nor any person who has a beneficial interest in the Holdback Shares shall have any power or authority to object under any provision of this Article 7 to the amount of any demand by Parent against the Holdback Shares with respect to such settlement.

Section 7.6. Exclusive Remedy. Notwithstanding any other provision of this Agreement to the contrary, the Holdback Shares shall be the sole and exclusive remedy of the Indemnitees from and after the Effective Time for any claims arising under this Agreement, including claims of breach of any representation, warranty or covenant in this Agreement; provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any party of any remedy arising by reason of any claim of actual fraud or willful or intentional misrepresentation with respect to this Agreement. In that regard, other than the claims arising out of actual fraud or willful or intentional misrepresentation, the total liability of Noteholders and Shareholders to the Indemnitees shall be limited to the Holdback Shares.

ARTICLE 8

MISCELLANEOUS

Section 8.1. Entire Agreement; Assignment. This Agreement and the Disclosure Letter (a) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any wholly owned subsidiary of Parent.

Section 8.2. Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and, to such end, the provisions of this Agreement are agreed to be severable.

Section 8.3. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to each other party as follows:

if to Parent or Acquisition:	with a copy to:
Docent, Inc.	Gibson, Dunn & Crutcher LLP
2444 Charleston Road	One Montgomery Street
Mountain View, CA 94043	Telesis Tower
Telecopy: (650) 962-9411	San Francisco, CA 94104
Attention: David Ellett, President and	Telecopy: (415) 986-5309
Chief Executive Officer of Parent	Attention: Gregory J. Conklin, Esq.

if to the Company to:	with a copy to:
gForce Systems, Inc.	Venture Law Group
66 Willow Place	2775 Sand Hill Road
Menlo Park, CA 94025-3601	Menlo Park, CA 94025
Telecopy: (408) 873-3645	Telecopy: (650) 233-8386
Attention: President	Attention: Jon Gavenman

if to the Shareholder Representative:	with a copy to:
Foundation Capital III, L.P	Cooley Godward LLP
70 Willow Rd, Suite 200	5 Palo Alto Square
Menlo Park, CA 94025	3000 El Camino Real
Telecopy: (650) 614-0505	Palo Alto, CA 94306
Attention: William Elmore	Telecopy: (650) 857-0663
Attention:

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.4. Governing Law; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to its principles of conflicts of law.

(b) Each of the parties hereto consents to the jurisdiction of any state or federal court located within the San Jose metropolitan area of the State of California, and irrevocably agrees that all actions or proceedings relating to this Agreement or the transactions contemplated hereby shall be litigated in one of such courts, and each of the parties waives any objection that it may have based on improper venue or forum non conveniens to the conduct of any such action or proceeding in any such court and waives personal service of any and all process upon it, and consent to all such service of process made in the manner set forth in Section 8.3. Nothing contained in this Section 8.4(b) shall affect the right of any party to serve legal process on any other party in any other manner permitted by law.

(c) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this

Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this Agreement by, among other things, the waivers and certifications in this Section 8.4(c).

Section 8.5. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, except that the registration rights referenced in Section 4.10 shall be for the benefit of the holders of the Parent Common Stock issuable pursuant to the Merger, and except as expressly provided herein, nothing in this Agreement is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.6. Certain Definitions. For the purposes of this Agreement the term:

(a) “affiliate” means a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person;

(b) “business day” means any day other than a day on which the Nasdaq Stock Market is closed;

(c) “capital stock” means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

(d) “include” or “including” means “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list;

(e) “knowledge” or “known” means, with respect to any matter in question, the actual knowledge of such matter of any executive officer of the Company or Parent, as the case may be or such individuals listed in Schedule 1.5(a)(i)(B) and Greg Gillis, Katherine Glassey and Shailesh Agarwal. Any such individual will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (i) such individual has actual knowledge of such fact, circumstance, event or other matter; (ii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including e-mails sent to or by such individual) in, or that have been in, such individual’s possession, including personal files of such person; or (iii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of the Company (in the case of knowledge of the Company) or Parent (in the case of knowledge of Parent) that would reasonably be expected to be reviewed by a person who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities;

(f) “Liability” means any loss, expense, charge, assessment, levy, fine or other liability.

(g) “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, restriction, encumbrance or adverse claim of any kind in respect of such asset; provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable or are being contested in good faith by appropriate proceedings and disclosed to Parent, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws; and

(h) “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal or Governmental Entity.

Section 8.7. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder; provided, however, that if a party hereto is entitled to receive any payment or reimbursement of expenses pursuant to Section 6.3 it shall not be entitled to specific performance to compel the consummation of the Merger.

Section 8.8. Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

Section 8.9. Amendment. This Agreement may be amended by written action taken by the Company, Parent and Acquisition at any time before or after approval of the Merger by the Shareholders but after any such approval no amendment shall be made that requires the approval of such Shareholders under applicable law without such approval.

Section 8.10. Extension; Waiver. Any agreement on the part of any party hereto to any extension of the time for performance of any obligation herein or waiver of any term hereof shall be valid only if set forth in an instrument, in writing, signed by the such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.11. Representation; Preparation. All parties to this Agreement have been advised by the counsel of their choice, and both parties have participated in the preparation of this Agreement.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

DOCENT, INC.

By:	/s/ Arthur T. Taylor
Name: Title:	Arthur T. Taylor Chief Financial Officer

gFORCE SYSTEMS, INC.

By:	/S/ RICHARD PARENTEAU
Name: Title:	Richard Parenteau Vice President of Operations

GIANTS ACQUISITION, INC.

By:	/S/ ARTHUR T. TAYLOR
Name: Title:	Arthur T. Taylor Chief Financial Officer

SHAREHOLDER AGENT, solely with respect to the Sections hereof to the extent they relate specifically to the rights and duties of the Shareholder Agent

/S/ WILLIAM B. ELMORE
Name:	William B. Elmore